TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3[redacted]

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02055088

September 26, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

02 SEP 27 AM 9:45

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Securities Report: Securities Report dated on June 27, 2002.

We hereby attach English translation of this Securities Report.

Thank you for your attention.

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 9/30

(Excerpt translation)

SECURITIES REPORT

(Pursuant to Article 24, paragraph 1 of the Securities and Exchange Law of Japan)

For the 26th Business Year
from April 1, 2001 to March 31, 2002

BELLUNA CO., LTD.

4-2, Miyamoto-cho, Ageo City, Saitama Prefecture

(431249)

SECURITIES REPORT

(Pursuant to Article 24, paragraph 1 of the Securities and Exchange Law of Japan)

For the (26th) Business Year
from April 1, 2001 to March 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Filed: June 27, 2002

Company Name:	Kabushiki Kaisha BELLUNA
Company Name in English:	BELLUNA CO., LTD.
Name and Title of Representative:	Kiyoshi Yasuno President and Representative Director
Location of Head Office:	4-2, Miyamoto-cho, Ageo City, Saitama Prefecture Tel: (048) 771-7753 (key)
Person to Contact:	Takeo Shimano General Manager of Administration Division
Nearby Address to Contact:	Same as above
Phone No.:	Same as above
Person to Contact:	Same as above

Place(s) at which Copies of this Securities Report are Made Available for Public Inspection:

Name	Address
Tokyo Stock Exchange	2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

(This Statement in Japanese consists of 44 sheets including the cover sheet.)

TABLE OF CONTENTS

Page

PART I CORPORATE INFORMATION

I. OUTLINE OF BUSINESS

1. Trends in Major Indexes on Business, etc.

(1) Consolidated indexes on management, etc.

Business year	22nd Business Year	23rd Business Year	24th Business Year	25th Business Year	26th Business Year
Date of closing of accounts	March 31, 1998	March 31, 1999	March 31, 2000	March 31, 2001	March 31 2002
Net sales (million yen)	-	-	61,382	77,215	90,016
Ordinary income (million yen)	-	-	6,083	7,391	9,096
Net income for the year (million yen)	-	-	3,617	4,163	4,975
Net assets (million yen)	-	-	25,592	28,315	32,915
Total assets (million yen)	-	-	59,164	69,893	76,940
Net assets per share (yen)	-	-	1,697.74	1,591.70	1,682.13
Net income per share for the year (yen)	-	-	246.92	232.33	254.24
Net income per share for the year, fully diluted (yen)	-	-	245.71	232.18	254.15
Capital adequacy ratio (%)	-	-	43.3	40.5	42.8
Return on equity (%)	-	-	15.8	15.4	16.3
Price/earnings ratio (multiple)	-	-	10.93	13.34	16.52
Cash flows from operating activities (million yen)	-	-	5,434	4,377	4,479
Cash flows from investing activities (million yen)	-	-	(-) 4,374	(-) 4,239	(-) 876
Cash flows from financing activities (million yen)	-	-	2,262	960	(-) 1,764
Cash and cash equivalents at end of period (million yen)	-	6,767	10,120	11,317	13,236
Number of employees (person) [In addition, average number of part-timers]	- [-]	- [-]	453 [731]	499 [951]	752 [1,147]

(2) Indexes on management, etc. of the Company

Business year	22nd Business Year	23rd Business Year	24th Business Year	25th Business Year	26th Business Year
Date of closing of accounts	March 31, 1998	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002
Net sales (million yen)	54,962	55,675	59,445	72,970	82,453
Ordinary income (million yen)	2,318	3,428	5,732	7,303	8,698
Net income for the year (million yen)	1,334	1,732	3,341	4,240	4,735
Capital stock (million yen)	5,704	5,704	6,759	6,769	6,770
Total number of issued shares (thousand shares)	14,342	14,281	15,074	17,789	19,569
Net assets (million yen)	18,404	20,045	25,254	28,010	32,324
Total assets (million yen)	49,052	49,883	57,581	67,777	73,193
Net assets per share (yen)	1,283.21	1,403.55	1,675.29	1,574.54	1,651.95
Dividend per share (yen) (Interim dividend per share)	15.00 (-)	17.00 (-)	25.00 (-)	25.00 (-)	25.00 (-)
Net income per share for the year (yen)	93.04	121.00	228.08	236.66	242.01
Net income per share for the year, fully diluted (yen)	91.19	118.60	226.96	236.50	241.92
Capital adequacy ratio (%)	37.5	40.2	43.9	41.3	44.2
Return on equity (%)	7.5	9.0	14.8	15.9	15.7
Price/earnings ratio (multiple)	-	-	11.84	13.10	17.35
Dividend payout ratio (%)	16.1	14.0	11.2	10.5	10.3
Number of employees (person) [In addition, average number of part-timers]	362 [495]	440 [670]	450 [701]	474 [894]	617 [1,042]

2. History of the Company

(Translation omitted)

3. Content of Business

The group of the Company (the Company and its consolidated subsidiaries) consists of the Company and its seven consolidated subsidiaries (as of March 31, 2002). Its primary businesses are mail-order business and financial service business.

4. Affiliates

(Translation omitted)

5. Employees

(Translation omitted)

II. STATE OF BUSINESS

1. Outline of Business Activities

(1) Business achievement:

Although the Japanese economy saw brightness in exporting area in the second half during the consolidated business year under review, plant-and-equipment investment is still inferior, and the inactivation situation continued. Moreover, with regard to personal consumption, alternation between advance and retreat is repeated from aggravation of an employment environment, difficulty of increase of income, etc., and future uncertainty is not wiped away, either.

In the retail industry, although a department store is in a rally tendency, the trend of declining sales at supermarkets continued and unit sales prices continued to fall amid concern about deflation.

The mail order industry generally makes strenuous efforts from including but not limited remarkable progress of specially mail-order operators, further, competition became more intense overall and the situation of business environment continues to be severe.

Against this background, the Company exerted its efforts to provide products that may offer good value to customers, raise its service levels and improve cost efficiency.

As a result of these efforts, consolidated net sales grew by 16.6% from the previous business year, to ¥90,016 million.

Profits were generally in line with forecasts. Consolidated operating income increased by 21.4% from the previous business year to ¥9,206 million, consolidated ordinary income increased by 23.1% to ¥9,096 million and consolidated net income increased by 19.5% to ¥4,975 million.

[Catalog Business]

Sales of clothing, personal accessories and hobby items grew in general and in particular, sales of household goods increased by 17.6% from the previous business year. Consequently, consolidated net sales in the catalog business grew by 13.0% from the previous business year to ¥67,132 million and consolidated operating income in the catalog business grew by 25.2% to 5,760 million.

[Special Order Product Business]

Although consolidated net sales in the special order product business totaled ¥9,787 million, a 10.7% increase from the previous business year due to strong sales of wine and delicatessen, consolidated operation income decreased by 38.1% to ¥5,760 million due to increase of distribution cost.

[Mail Order Business]

Sales grew in particular in oversea subsidiary, consolidated net sales in Mail Order Business

increased by 64.3% to ¥7,029 million, and consolidated operating income in Mail Order Business income increased by 124.6% to ¥544 million sales due to favorably by the overseas subsidiary.

[Financial Service Business]

The loan balance is steadily lengthened focusing on a superior customer. As a result, this business achieved a 15.8% increase from the previous business year in interest income, which amounted to ¥4,545 million and 4.7% increase from previous year in operating income, which amounted to ¥1,885 million yen.

[Other Businesses]

With expansion of enclosure and mailing commission business due to developing new clients, consolidating net sales in other business grew by 103.4% from previous business year to ¥1,522 million and consolidated operating income grew by 103.5% to ¥580 million.

(2) Cash flows

(Translation omitted)

2. State of Production, Orders and Sales

(1) Results of product purchases

(million yen)

Business segment	Business year (From April 1, 2001 to March 31, 2002)	Comparison with the previous business year (%)
Catalog business	32,417	112.2
Special order product business	4,875	114.7
Mail-order business	2,469	168.9
Other businesses	126	212.5
Total	39,888	115.0

(2) Results of sales

(million yen)

Business segment	Business year (From April 1, 2001 to March 31, 2002)	Comparison with the previous business year (%)
Catalog business	67,132	113.0
Special order product business	9,787	110.7
Mail order business	7,029	164.3
Financial service business	4,545	115.8
Other businesses	1,522	203.4
Total	90,016	116.6

3. Future Challenges

(Translation omitted)

4. Material Contracts Relating to Operation

Business Transfer

The Company decided that Friendly Co., Ltd (formerly known as Kabushiki Kaisha Gurume Chokusonbin, a non-consolidated subsidiary, "Subsidiary") a wholly owned subsidiary of the Company would obtain the business of Friendly Co., Ltd (at Maebashi City, Gunma Prefecture, under the procedure of Civil Rehabilitation). Such acquisition was implemented on January 1, 2002 in accordance with the "substituted approval order" (*daitai kyoka*) granted by Maebashi District Court on December 21, 2001 in lieu of the Seller's shareholders' approval, pursuant to the Civil Rehabilitation Law.

Summary of Business Transfer

(1) Name, address and name of representative of the Subsidiary
Name; Friendly Co., Ltd (formerly known as Kabushiki Kaisha Gurume Chokusonbin)
Address; 4-2, Miyamoto-cho, Ageo City, Saitama Prefecture
Name of representative; Kiyoshi Yasuno

(2) Name, address, name of representative and capital of the transferee of business
Name; Friendly Co., Ltd
Address; 1-35, Shin-Maebashi-cho, Maebashi City, Gunma Prefecture
Name of representative; Yuji Nagumo
Capital; 1,026 million yen

(3) Purpose of the Business Transfer
Friendly Co., Ltd., the transferor of the business, is a medium-sized mail-order company, whose business strength lies in Men's wear, and arts and crafts, and which has a the wholesale department with joint business plans with department stores. Given that, we drew a conclusion that the acquisition of the Subsidiary would enable us to enhance our business opportunities with the synergy effects as a result of the integration with the Subsidiary.

(4) Detail of Business Transfer
(i) Transferred business; Mail-order business conducted by Friendly Co., Ltd
(ii) Date of Business Transfer; January 1, 2002
(iii) Transferred assets; Inventories equivalent to 60 million yen
(iv) Price; 130 million yen (excluding transferred asset as set out in (iii) above)

5. Research and Development Activities

There is nothing to be specially stated.

III. FACILITIES

1. Outline of Investment in Plant and Equipment, etc.

To improve product delivery capabilities in preparation for expanding its operations, increase employees, reduce costs and vitalize its existing businesses, the group of the Company (the Company and its consolidated subsidiaries) made investment of ¥1,500 million in facilities and equipment mainly in the catalog business.

To improve its distribution facilities in the catalog business, the group spent ¥507 million to acquire a site for its Ryoke Yamashita Clinic Center and build facilities thereof.

In the other businesses, the group spent ¥174 million to construct the 2nd Annex Building and ¥128 million to repair a golf course to vitalize its existing businesses.

Additionally, the group spent ¥275 million to expand extend the head office and ¥402 million to extend expand the dormitory for employees, and ¥11 million for others.

2. Principal Facilities

The principal facilities of the group of the Company are as described below:

(1) The Company

(as of March 31, 2002)

Business office (Location)	Description of facilities	Book value (million yen)
Head Office (Ageo City, Saitama Prefecture)	Facilities for controlling activities, receiving orders, etc.	6,861
Ryoke Maruyama Distribution System Center (Ageo City, Saitama Prefecture)	Distribution warehouse	4,310
Ryoke Yamashita Clinic Center (Ageo City, Saitama Prefecture)	Distribution warehouse	606
The Mailing Center (Ageo City, Saitama Prefecture)	Catalog delivery	427
The Third Distribution Center (Omiya City, Saitama Prefecture)	Distribution warehouse	427
Kita-Kanto Branch Office (Konosu City, Saitama Prefecture)	Receipt of orders	655
Utsunomiya Distribution Center (Kamitsuga-gun, Tochigi Prefecture)	Distribution warehouse	2,005

(2) Domestic subsidiaries

(as of March 31, 2002)

Company	Business office (Location)	Description of facilities	Book value (million yen)
El Dorado Co., Ltd.	Grand Belle Yokohama Building (Yokohama City, Kanagawa Prefecture)	Building for lease	1,668
El Dorado Co., Ltd.	Obama-go Golf Club (Kanraku-gun, Gunma Prefecture)	Golf course	1,244

3. Plan for Establishment, Abolition, etc. of Facilities

Investment in plant and equipment of the group of the Company is made by the Company, principally, for the purpose of continued growth.

Payments for the establishment, repair, etc. of important facilities for the consolidated business year under review are estimated at ¥1,700 million. The required funds are expected to be covered by the proceeds from the issuance of straight bonds in respect of which the closing date for settlement was December 20, 2000.

Plans for the establishment, abolition, etc. of the important facilities are as described below:

(1) Establishment of the important facilities

There is nothing to be specially stated

(2) Addition

(million yen)

Company/ Business office	Location	Description of facilities	Estimated investment amount		Schedule	
			Total amount	Amount of payment made	Commence -ment	Completion
BELLUNA CO., LTD. Head Office	Ageo City, Saitama Prefecture	Business Control Institution	887	137	January 2002	June 2003
BELLUNA CO., LTD Ryoke Maruyama Distribution Center	Ageo City, Saitama Prefecture	Alternation of system of delivery and storage in warehouse	800	140	November 2001	June 2002
BELLUNA CO., LTD Utsunomiya Distribution Center	Kamitsuga-gun, Tochigi Prefecture	Alternation of system of delivery and storage in warehouse	850		June 2002	December 2002
BELLUNA CO., LTD Mailing Center	Ageo City, Saitama Prefecture	Extension of enclosing and print system	750		May 2002	November 2002

(3) Sale

Not scheduled.

(4) Retirement

Not scheduled.

IV. STATE OF THE COMPANY

1. State of Shares, etc.

(1) Total Number of Shares, etc.

Class	Total number of shares to be issued by the Company
Shares of common stock	34,624,600 shares
Total	34,624,600 shares

Issued shares				
	Number of issued shares			
Class	As of the end of the business year (as of March 31, 2002)	As of the filing date (as of June 27, 2002)	Stock exchange for listing or securities dealers association for registration	Remark
Shares of common stock	19,569,939 shares	21,526,932 shares	The Tokyo Stock Exchange (1st Section)	
Total	19,569,939 shares	21,526,932 shares	-	-

(2) State of stock option etc.

(i) State of stock options *(Shinkabu Yoyaku-ken)* and bonds with stock options *(Shinkabu Yoyaku-ken Tsuki Syasai)*

There is nothing to be specially stated

(ii) State of convertible bonds

1st Convertible Debenture (issued on December 28, 1995)

	As of the end of fiscal year (March 31,2002)	As of the end of previous month of submission of this Report (March 31,2002)
Balance of Convertible Debenture	¥8 million	¥8 million
Conversion price	¥1,305.30	¥1,186.60
Crediting amount to the stated capital	¥653	¥594

2nd Convertible Debenture (issued on April 15, 2002)

	As of the end of fiscal year (March 31,2002)	As of the end of previous month of submission of this Report (March 31,2002)
Balance of Convertible Debenture	-	¥5,000 million
Conversion price	-	¥4,592.00
Crediting amount to the stated capital	-	¥2,296

(3) Changes in the Total Number of Issued Shares, Capital, etc.

Date	Total number of issued shares		Capital		Capital reserve		Remark
	Increase or decrease	Outstanding	Increase or decrease	Outstanding	Increase or decrease	Outstanding	
	thousand shares	*thousand shares*	*million yen*	*million yen*	*million yen*	*million yen*	
April 1, 1997 - March 31, 1998	0	14,342	0	5,704	0	6,101	Increase upon conversion of convertible bonds to shares
April 1, 1998 - March 31, 1999	(-) 61	14,281	-	5,704	-	6,101	Cancellation of shares of treasury stock by appropriation of profit
April 1, 1999 - March 31, 2000	293	14,574	252	5,957	252	6,353	Increase upon conversion of convertible bonds to shares
December 25, 1999	500	15,074	802	6,759	802	7,156	Paid-in public offering: 500,000 shares Issue price: ¥3,210 Amount transferred to capital: ¥1,605
May 19, 2000	3,014	18,089	-	6,759	-	7,156	Increase by a stock split at the rate of 1:1.2 (free distribution of shares to the shareholders)
April 1, 2000 - March 31, 2001	(-) 314	17,775	-	6,759	-	7,156	Cancellation of shares of treasury stock by appropriation of profit
April 1, 2000 - March 31, 2001	13	17,789	9	6,769	9	7,166	Increase upon conversion of convertible bonds to shares
May 21, 2001	1,778	19,568	-	6,769	-	7,166	Increase by a stock split at the rate of 1:1.1 (free distribution of shares to the shareholders)
April 1, 2001 - March 31, 2002	1	19,569	1	6,770	0	7,167	Increase upon conversion of convertible bonds to shares

(4) State of Shareholders

(as of March 31, 2002)

Classification	Shares (number of shares constituting one unit: 100 shares)							Shares constituting less than one unit
	Government and local government	Financial institution	Securities company	Other corporation	Foreign corporation, etc. (individual)	Individual, etc.	Total	
Number of shareholders (persons)	-	58	16	87	78 (1)	1,571	1,810	-
Number of shares held (unit of shares)	-	60,699	486	45,823	25,818 (1)	62,459	195,285	41,439 shares
Shareholding ratio (%)	-	31.08	0.25	23.47	13.22 (0.00)	31.98	100.00	-

(5) Principal Shareholders

(as of March 31, 2002)

Name	Address	Shares in the Company held by Shareholder (shareholding ratio)	
		(thousand shares)	(%)
Kiyoshi Yasuno	(Translation omitted)	3,872	19.79
Yukado Co., Ltd.		2,668	13.64
Nippon Revoir Inc.		1,488	7.61
The Mitsubishi Trust and Banking Corporation		1,229	6.28
Japan Trustee Services Bank, Ltd.		766	3.91
Kimi Yasuno		718	3.67
Goldman Sachs International (Agent; Goldman Sachs (Japan) Ltd.)		621	3.18
UFJ Trust Bank Ltd.		602	3.08
Trust & Custody Services Bank Ltd.		556	2.84
Sumitomo Mitsui Banking Corporation		549	2.80
Total	-	13,073	66.80

(6) State of Voting Rights

(as of March 31, 2002)

Classification	Number of shares	Number of voting right	contents
Shares without voting rights	-	-	-
Shares with restricted voting rights (e.g. treasury shares)	-	-	-
Shares with restricted voting rights (others)	-	-	-
Shares with complete voting rights (e.g. treasury shares)	Common stock 2,400	-	Standard shares of the Company with no restriction of rights.
Shares with complete voting rights (others)	Common stock 19,526,100	195,261	Same as above
Shares less than one unit	Common stock 41,439	-	Same as above
Total number of issued shares	19,569,939	-	-
Voting right of total shareholders	-	195,261	-

(7) Content of Stock Option Policy

There is nothing to be specially stated.

2. State of Acquisition, etc. of its Own Shares by the Company

[State of acquisition, etc. of its own shares by the Company for the purpose of transfers thereof to its Directors or employees and the cancellation thereof by appropriation of profit, capital reserve or revaluation differences]

(1) State of acquisition, etc. of its own shares by the Company during the previous resolution adopting period

<u>Class of shares:</u> <u>shares of common stock</u>

a. State of acquisition, etc. of its own shares by the Company for the purpose of transfers thereof to its Directors or employees

There is nothing to be specially stated.

b. State of purchases of its own shares by the Company for the purpose of the cancellation thereof by appropriation of profit, capital reserve or revaluation differences

(as of June 27, 2002)

Classification		Number of shares (shares)	Aggregate prices (yen)	Remark
Authorization by the Ordinary General Meeting of Shareholders (adopted in [month, year])		-	-	
Resolution adopted by the Board of Directors	Cancellation by appropriation of profit (adopted on [date])			
	Cancellation by appropriation of capital reserve (adopted on [date])	-	-	
	Cancellation by appropriation of revaluation differences (adopted on [date])	-	-	
Acquisition of its own shares during the previous authorization period				
Total number of outstanding shares authorized to be acquired and the aggregate prices thereof				
Percentage of shares not acquired		-%	-%	

c. State of disposition of its own shares acquired

(as of June 27, 2002)

Classification	Number of shares transferred or cancelled (shares)	Aggregate disposition prices (yen)	Number of shares of treasury stock (shares)	Remark
Shares acquired for the purpose of transfers to its Directors or employees	-	-	-	
Shares acquired for the purpose of cancellation by appropriation of profit				
Shares acquired for the purpose of cancellation by appropriation of capital reserve	-	-	-	
Shares acquired for the purpose of cancellation by appropriation of revaluation differences	-	-	-	
Total	-	-	-	

[State of acquisition, etc. of its own shares by the Company through the resolution of the Ordinary General Shareholders' Meeting etc., from the subsidiaries, or by appropriation of revaluation differences]

(2) Authorization of acquisition of its own shares by the Company at the Ordinary General Meeting of Shareholders held on this date

(as of June 27, 2002)

Classification	Classification of Shares	Number of shares	Total amount of price of shares
Resolution for acquiring its own shares	Common stock	400,000	¥2,000,000,000
Resolution of appropriation of revaluation differences	-	-	-
Total		400,000	¥2,000,000,000

3. Dividend Policy

The Company paid a dividend of ¥25 per share (the same amount for the previous business year). The Company made a stock split at the rate of 1.1 shares for each share by

fixingMay 21, 2002 as the record date therefor.

4. Changes in Stock Prices

(Translation omitted)

5. State of Officers

Title	Name	Holding shares (thousand shares)
President and Representative Director	Kiyoshi Yasuno	4,259
Senior Managing Director	Yukio Ohashi	8
Director	Masako Sato	42
Director	Tomonori Uno	7
Director	Junko Shishido	7
Full-time Statutory Auditor	Tadashi Furuhashi	-
Statutory Auditor	Isao Nakamura	-
Statutory Auditor	Yukimitsu Watabe	-
Statutory Auditor	Takashi Ueda	1
Total	9 persons	4,326

V. STATE OF ACCOUNTS

1. Method of Preparation of Consolidated and Non-Consolidated Financial Statements

(1) The consolidated financial statements of the Company are prepared pursuant to the "Regulations Concerning Terms, Forms and Methods of Preparation of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28 of 1976).

(2) The financial statements of the Company are prepared pursuant to the "Regulations Concerning Terms, Forms and Methods of Preparation of Financial Statements, Etc." (Ministry of Finance Ordinance No. 59 of 1963).

2. Audit Certificate

Pursuant to the provisions of Article 193-2 of the Securities and Exchange Law, the Company subjected to audits by ChuoAoyama Audit Corporation its consolidated financial statements and financial statements for the previous consolidated business year (from April 1, 2000 to March 31, 2001) and the 25th business year (from April 1, 2000 to March 31, 2001), as well as for the current consolidated business year (from April 1, 2001 to March 31, 2002) and the 26th business year (from April 1, 2001 to March 31, 2002).

AUDIT REPORT

June 28, 2001

Mr. Kiyoshi Yasuno
President and Representative Director
BELLUNA CO., LTD.

ChuoAoyama Audit Corporation

To issue an audit certificate in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, this firm has audited the consolidated financial statements; namely, consolidated balance sheet, consolidated statement of income, consolidated statement of surplus, consolidated statement of cash flows and their accompanying consolidated detailed statements for the consolidated business year of BELLUNA CO., LTD. (the "Company"), covering the period from April 1, 2000 to March 31, 2001, as reported in the "State of Accounts" hereof.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

As a result of such audit, this firm is of the opinion that such consolidated financial statements present fairly the state of the financial position as of March 31, 2001 and the state of profit and loss and cash flows for the consolidated business year ended March 31, 2001, of the Company and its consolidated subsidiaries.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

<u>AUDIT REPORT</u>

June 27, 2002

Mr. Kiyoshi Yasuno
President and Representative Director
BELLUNA CO., LTD.

ChuoAoyama Audit Corporation

To issue an audit certificate in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, this firm has audited the consolidated financial statements; namely, consolidated balance sheet, consolidated statement of income, consolidated statement of surplus, consolidated statement of cash flows and their accompanying consolidated detailed statements for the consolidated business year of BELLUNA CO., LTD. (the "Company"), covering the period from April 1, 2001 to March 31, 2002, as reported in the "State of Accounts" hereof.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

As a result of such audit, this firm is of the opinion that such consolidated financial statements present fairly the state of the financial position as of March 31, 2002 and the state of profit and loss and cash flows for the consolidated business year ended March 31, 2002, of the Company and its consolidated subsidiaries.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statements

(i) Consolidated balance sheets

(million yen)

Accounts \ Term	Previous business year ended March 31, 2001 (as at March 31, 2001) Amount		Component ratio (%)	Current business year ended March 31, 2002 (as at March 31, 2002) Amount		Component ratio (%)
ASSETS:						
I. Current assets:						
1. Cash and deposits		10,011			12,773	
2. Notes and accounts receivable		11,252			13,259	
3. Operating loans		15,071			16,767	
4. Marketable securities		5,475			3,650	
5. Inventories		5,074			5,369	
6. Deferred tax assets		413			437	
7. Others		657			2,638	
Allowance for doubtful accounts		(-) 651			(-)933	
Total of current assets		47,306	67.7		53,962	70.1
II. Fixed assets:						
1. Tangible fixed assets:						
(1) Buildings and structures	12,147			13,101		
Accumulated depreciation	3,656	8,491		4,179	8,922	
(2) Machinery and delivery equipment	790			808		
Accumulated depreciation	579	210		623	185	
(3) Tools and fixtures	692			642		
Accumulated depreciation	478	214		444	197	
(4) Land		10,349			10,147	
(5) Construction in progress		247			519	
Total of fixed assets		19,513	27.9		19,971	25.9
2. Intangible fixed assets		160			330	
Total of intangible fixed assets		160	0.2		330	0.5
3. Investments and other assets						
(1) Investment securities		2,169			2,051	
(2) Long-term loans		50			50	
(3) Deferred tax assets		137			97	
(4) Others		646			496	
Allowance for doubtful accounts		(-) 91			(-)20	
Total of investments and other assets		2,911	4.2		2,675	3.5
Total of fixed assets		22,586	32.3		22,977	29.9
TOTAL ASSETS		69,893	100.0		76,940	100.0

(million yen)

Accounts \ Term	Previous business year ended March 31, 2001 (as at March 31, 2001)			Current business year ended March 31, 2002 (as at March 31, 2002)		
	Amount		Component ratio (%)	Amount		Component ratio (%)
LIABILITIES:						
I. Current liabilities:						
1. Notes and accounts payable		19,617			22,752	
2. Short-term borrowings		3,094			3,043	
3. Current portion of convertible bonds		-			8	
4. Accrued expenses		3,117			3,781	
5. Corporate taxes payable, etc.		1,881			1,959	
6. Allowance for bonuses		293			407	
7. Others		1,961			1,672	
Total of current liabilities		29,964	42.9		33,626	43.7
II. Long-term liabilities:						
1. Straight bonds		5,000			5,000	
2. Convertible bonds		10			-	
3. Long-term borrowings		6,227			4,968	
4. Allowance for retirement benefits		49			41	
5. Allowance for retirement gratuities to officers		198			209	
6. Others		127			179	
Total of long-term liabilities		11,613	16.6		10,398	13.5
TOTAL LIABILITIES		41,578	59.5		44,025	57.2
SHAREHOLDERS' EQUITY:						
I. Capital stock		6,769	9.7		6,770	8.8
II. General reserve		7,166	10.3		7,167	9.3
III. Consolidated retained earnings		14,335	20.5		18,869	24.5
IV. Effect of valuation of other securities		-	-		31	0.1
V. Foreign currency translation adjustments		44	0.1		86	0.1
VI. Treasury stock		(-) 0	(-) 0.1		(-)10	(-)0.0
TOTAL SHAREHOLDERS' EQUITY		28,315	40.5		32,915	42.8
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		69,893	100.0		76,940	100.0

(ii) Consolidated statements of income

(million yen)

Term / Accounts	Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)			Current business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		
	Amount		Component ratio (%)	Amount		Component ratio (%)
I. Net sales		77,215	100.0		90,016	100.0
II. Cost of sales		34,742	45.0		39,593	44.0
Gross profit on sales		42,472	55.0		50,423	56.0
III. Adjustment to profit on installment sales						
1. Reversal of unrealized profit on installment sales	1,636			1,333		
2. Deferred profit on installment sales	1,333	(-) 303	(-) 0.4	919	(-) 414	(-) 0.4
		42,775	55.4		50,838	56.4
IV. Selling, general and administrative expenses		35,194	45.6		41,631	46.2
Operating income		7,581	9.8		9,206	10.2
V. Non-operating income						
1. Interest income	64			53		
2. Dividends	13			6		
3. Rental income	77			69		
4. Gain on obligations not required to be paid	-			57		
5. Compensation received	52			62		
6. Other non-operating income	59	268	0.4	72	321	0.4
VI. Non-operating expenses						
1. Interest expenses	225			255		
2. Issuing expenses on bonds	32			-		
3. Provision for allowance for doubtful accounts	70			-		
4. Other non-operating expenses	129	458	0.6	176	432	0.5
Ordinary income		7,391	9.6		9,096	10.1
VII. Extraordinary income						
1. Gain on credit collections	37			30		
2. Gain on sales of investment securities	8	45	0.1	-		
3. Gain on reversal of bad debt reserve	-			68	98	0.1
VIII. Extraordinary expenses						
1. Loss on retirement of fixed assets	2			28		
2. Loss on sales of fixed assets	-			267		
3. Loss on sales of investment securities	-			150		
4. Losses on valuation of investment securities	107			79		
5. Loss on sales of memberships	-			62		
6. Losses on valuation of memberships	25			5		

7. Loss resulting from change in retirement benefits accounting standard	3	139	0.2	-	595	0.7
Net income before taxes		7,297	9.5		8,600	9.5
Corporate, inhabitant and enterprise taxes	3,317			3,632		
Deferred taxes	(-) 182	3,134	4.1	(-) 6	3,625	4.0
Net income for the year		4,163	5.4		4,975	5.5

(iii) Consolidated statements of surplus

(million yen)

Term / Accounts	Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001) Amount		Current business year ended March 31, 2002(from April 1, 2001 to March 31, 2002) Amount	
I. Retained earnings at beginning of the year		11,677		
II. Increase of retained earnings				
1. Increase in surplus due to increase of consolidated subsidiaries	-	-	3	3
III. Deductions from retained earnings				
1. Decrease in surplus due to increase of consolidated subsidiaries	0		-	
2. Dividends	376		444	
3. Retirement of treasury stock through the debiting of profit	1,128	1,505	-	444
IV. Net income for the year		4,163		4,975
V. Retained earnings at end of the year		14,335		18,869

(iv) Consolidated statements of cash flows

(million yen)

Accounts \ Term	Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Current business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
I. Net cash used in operating activities:		
Net income before taxes	7,297	8,600
Depreciation	642	716
Issuing expenses on bonds	32	-
Increase (decrease) in allowance for doubtful accounts	(-) 64	208
Increase (decrease) in allowance for bonuses	91	114
Increase (decrease) in reserves for retirement allowances	(-) 0	-
Increase (decrease) in allowance for retirement benefits	3	(-) 8
Increase in allowance for retirement gratuities to officers	13	10
Interest and dividend income	(-) 26	(-) 59
Interest expenses	196	255
Loss (gain) on sales of marketable securities	7	18
Loss (gain) on sales of investment securities	(-) 8	150
Loss (gain) on valuation of investment securities	107	79
Loss (gain) on sales of treasury stock	(-) 1	0
Loss (gain) on disposal of tangible fixed assets	2	28
Loss (gain) on sales of tangible fixed assets	-	262
Loss (gain) on sales of intangible fixed assets	-	5
Decrease (increase) in trade receivables	(-) 2,365	(-) 1,989
Decrease (increase) in operating loans	(-) 3,005	(-) 1,696
Decrease (increase) in inventories	(-) 189	(-) 229
Increase in other current assets	(-) 209	(-) 1,941
Increase (decrease) in trade payables	2,327	2,320
Increase (decrease) in other current liabilities	2,684	1,148
Increase (decrease) in other long-term liabilities	29	52
Increase (decrease) in other investment or sales	-	63
Others	70	117
Subtotal	7,633	8,229
Interest and dividend received	26	58
Interest paid	(-) 180	(-) 254
Corporate taxes paid	(-) 3,101	(-) 3,553
Net cash used in operating activities	4,377	4,479

II. Net cash used in investing activities		
Increase in time deposits	(-) 158	(-) 23
Proceeds from decrease in time deposits	165	-
Payment for purchase of marketable securities	(-) 1,002	(-) 8,852
Proceeds from sales of marketable securities	194	9,832
Payments for acquisition of tangible fixed assets	(-) 2,801	(-) 1,578
Proceeds from sales of tangible fixed assets	-	55
Payments for acquisition of intangible fixed assets	(-) 0	(-) 77
Proceeds from sales of intangible fixed assets	-	2
Payments for acquisition of investment securities	(-) 891	(-) 548
Proceeds from sales of investment securities	301	501
Payments of loans	(-) 145	(-) 276
Proceeds from collection of loans	60	257
Expenditure for other investments	(-) 41	(-) 25
Proceeds from collection of other investments	78	46
Payments for business transfer	-	(-) 190
Net cash used in investing activities	(-) 4,239	(-) 876
III. Net cash provided by financing activities		
Payment of short-term borrowings	(-) 1,339	0
Proceeds from long-term debt	739	300
Payments of long-term debt	(-) 1,903	(-) 1,609
Proceeds from issuing of bonds	4,967	-
Proceeds from sales of treasury stock	47	14
Payments for purchase of treasury stock	(-) 44	(-) 24
Dividends paid	(-) 376	(-) 444
Payment for purchase of treasury stock for retirement through the debiting of profit	(-) 1,128	-
Net cash provided by financing activities	960	(-) 1,764
IV. Effect of exchange rate changes on cash and cash equivalents	50	67
V. Increase in cash and cash equivalents	1,147	1,905
VI. Cash and cash equivalents at beginning of the year	10,120	11,317
VII. Cash and cash equivalents held by newly consolidated subsidiary at beginning of the year	49	13
VIII. Cash and cash equivalents at end of the year	11,317	13,236

(v) Accompanying consolidated detailed statements

(Translation omitted)

(2) Others

There is nothing to be specially stated.

<u>AUDIT REPORT</u>

June 28, 2001

Mr. Kiyoshi Yasuno
President and Representative Director
BELLUNA CO., LTD.

ChuoAoyama Audit Corporation

To issue an audit certificate in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, this firm has audited the financial statements; namely, balance sheet, statement of income, statement of appropriation of retained earnings and their accompanying detailed statements for the 25th business year of BELLUNA CO., LTD. (the "Company"), covering the period from April 1, 2000 to March 31, 2001, as reported in the "State of Accounts" hereof.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

As a result of such audit, this firm is of the opinion that such financial statements present fairly the state of the financial position as of March 31, 2001 and the state of profit and loss for the business year ended March 31, 2001, of the Company.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

AUDIT REPORT

June 27, 2002

Mr. Kiyoshi Yasuno
President and Representative Director
BELLUNA CO., LTD.

ChuoAoyama Audit Corporation

To issue an audit certificate in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, this firm has audited the financial statements; namely, balance sheet, statement of income, statement of appropriation of retained earnings and their accompanying detailed statements for the 26th business year of BELLUNA CO., LTD. (the "Company"), covering the period from April 1, 2001 to March 31, 2002, as reported in the "State of Accounts" hereof.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

As a result of such audit, this firm is of the opinion that such financial statements present fairly the state of the financial position as of March 31, 2002 and the state of profit and loss for the business year ended March 31, 2002, of the Company.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

2. Financial Statements, etc.

(1) Financial Statements

(i) Balance sheets

(million yen)

Account \ Term	The 25th business year ended March 31, 2001 (as at March 31, 2001) Amount		Component ratio (%)	The 26th business year ended March 31, 2002 (as at March 31, 2002) Amount		Component ratio (%)
ASSETS:						
I. Current assets:						
1. Cash and deposits		9,300			11,113	
2. Notes receivable		1			10	
3. Accounts receivable - trade		4,039			4,690	
4. Installment accounts receivable		6,859			7,510	
5. Operating loans		14,990			16,574	
6. Marketable securities		5,246			3,218	
7. Treasury stock		0			-	
8. Merchandise		3,953			4,084	
9. Supplies		691			634	
10. Advance		5			2	
11. Prepaid expenses		239			213	
12. Deferred tax assets		406			433	
13. Accounts receivable-others		-			1,164	
14. Beneficial interest of trust of lease right		-			2,000	
15. Others		553			86	
Allowance for doubtful accounts		(-) 607			(-) 836	
Total of current assets:		45,681	67.4		50,901	69.5
II. Fixed assets:						
(1) Tangible fixed assets:						
1. Buildings	9,930			10,787		
Accumulated depreciation	3,369	6,561		3,742	7,044	
2. Structures	414			442		
Accumulated depreciation	190	223		212	229	
3. Machinery and equipment	680			690		
Accumulated depreciation	497	183		529	161	
4. Vehicles and delivery equipment	102			109		
Accumulated depreciation	82	20		90	18	
5. Tools and fixtures	642			585		
Accumulated depreciation	461	180		414	171	
6. Land		8,928			8,709	
7. Construction in progress		247			488	
Total of fixed assets:		16,344	24.1		16,823	23.0

Account \ Term	The 25th business year ended March 31, 2001 (as at March 31, 2001)			The 26th business year ended March 31, 2002 (as at March 31, 2002)		
	Amount		Component ratio (%)	Amount		Component ratio (%)
(2) Intangible fixed assets:						
1. Leaseholds		3			3	
2. Telephone subscription rights		54			47	
3. Usage rights to facilities		17			15	
4. Software		81			128	
5. Others		0			0	
Total of intangible fixed assets		157	0.2		196	0.3
(3) Investments and other assets:						
1. Investment securities		2,098			1,989	
2. Shares in affiliated companies		264			304	
3. Equity		189			163	
4. Long-term loans		50			50	
5. Long-term loans to affiliated companies		2,465			2,338	
6. Claims in bankruptcy, reorganization, etc.		41			38	
7. Long-term prepaid expenses		64			52	
8. Deferred tax assets		168			127	
9. Others		343			227	
Allowance for doubtful receivables		(-) 91			(-) 20	
Total of investments and other assets		5,593	8.3		5,272	7.2
Total of fixed assets		22,095	32.6		22,292	30.5
TOTAL ASSETS		67,777	100.0		73,193	100.0
LIABILITIES:						
I. Current liabilities:						
1. Notes payable		16,009			17,860	
2. Trade accounts payable		3,147			3,322	
3. Short-term borrowings		1,680			1,680	
4. Current portion of long-term borrowings		1,322			1,263	
5. Current portion of convertible bonds					8	
6. Accounts payable		125			211	
7. Accrued expenses		2,845			3,194	
8. Corporate taxes payable, etc.		1,793			1,910	
9. Advance receipt		271			353	
10. Deposits		124			118	
11. Allowance for bonuses		293			376	
12. Unrealized profit on installment sales		1,333			919	
13. Others		14			15	
Total of current liabilities		28,961	42.7		31,233	42.7

Account \ Term	The 25th business year ended March 31, 2001 (as at March 31, 2001)			The 26th business year ended March 31, 2002 (as at March 31, 2002)		
	Amount		Component ratio (%)	Amount		Component ratio (%)
II. Long-term liabilities:						
1. Straight bonds		5,000			5,000	
2. Convertible bonds		10			-	
3. Long-term borrowings		5,552			4,393	
4. Allowance for retirement benefits		3			8	
5. Allowance for retirement gratuities to officers		198			209	
6. Others		40			23	
Total of long-term liabilities		10,805	16.0		9,634	13.1
TOTAL LIABILITIES		39,767			40,868	
SHAREHOLDERS' EQUITY:						
I. Capital stock		6,769	10.0		6,770	9.3
II. General reserve		7,166	10.6		7,167	9.8
III. Retained earnings		143	0.2		188	0.3
IV. Other retained earnings						
(1) Voluntary reserve						
1. General reserve		10,383			12,983	
(2) Unappropriated retained earnings		3,547			5,193	
Other retained earnings		13,930	20.5		18,176	24.8
V. Effect of valuation of other securities		-	-		31	0.0
VI. Treasury stock		-	-		(-) 10	(-) 0.0
TOTAL SHAREHOLDERS' EQUITY		28,010	41.3		32,324	44.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		67,777	100.0		73,193	100.0

(ii) Statements of income

(million yen)

Accounts \ Term	The 25th business year ended March 31, 2001 (From April 1, 2000 to March 31, 2001) Amount		Component ratio (%)	The 26th business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002) Amount		Component ratio (%)
I. Net sales						
(1) Sales of merchandise						
1. General sales	49,307			57,745		
2. Installment sales	19,131			19,390		
	68,439			77,135		
(2) Interest income on loans	3,907			4,473		
(3) Other operating income	623	72,970	100.0	844	82,453	100.0
II. Cost of sales						
(1) Cost of sales of merchandise						
1. Inventories at beginning of the year	4,105			3,953		
2. Purchases for the year	33,184			37,363		
Sub-total	37,303			41,316		
3. Inventories at end of the year	3,953			4,084		
Total cost of sales of merchandise	33,349			37,232		
(2) Cost of interest income on loans	23	33,373	45.7	14	37,247	45.2
Gross profit on sales		39,596	54.3		45,206	54.8
III. Adjustment to profit on installment sales						
1. Reversal of unrealized profit on installment sales	1,636			1,333		
2. Deferred profit on installment sales	1,333	(-) 303	(-) 0.4	919	(-) 414	(-) 0.5
		39,900	54.7		45,620	55.3
IV. Selling, general and administrative expenses						
1. Packing and wrapping expenses	5,113			5,737		
2. Advertising cost	8,735			9,774		
3. Sales promotion expenses	3,782			3,722		
4. Amount transferred to allowance for doubtful accounts	430			855		
5. Executive compensation	85			86		
6. Salaries and benefits	3,520			4,130		
7. Amount transferred to allowance for bonuses	293			376		
8. Amount transferred to allowance for retirement benefits	52			64		
9. Amount transferred to allowance for retirement gratuities to officers	13			13		
10. Communication expenses	5,561			6,264		
11. Commissions paid	1,751			2,432		
12. Depreciation expenses	541			534		
13. Others	2,638	32,519	44.6	2,957	36,950	44.8
Operating income		7,380	10.1		8,670	10.5

Accounts \ Term	The 25th business year ended March 31, 2001 (From April 1, 2000 to March 31, 2001)			The 26th business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)		
	Amount		Component ratio (%)	Amount		Component ratio (%)
V. Non-operating income						
1. Interest income	27			45		
2. Interest on securities	50			38		
3. Dividends	13			6		
4. Rental income	125			120		
5. Gain on obligations not required to be paid	19			54		
6. Cash surrender value	2			3		
7. Compensation received	52			62		
8. Others	65	356	0.4	87	419	0.5
VI. Non-operating expenses						
1. Interest expenses	177			136		
2. Interest on bonds	28			103		
3. Issuing expenses on bonds	32			-		
4. Loss on sales of securities	-			19		
5. Provision for allowance for doubtful accounts	70			-		
6. Other non-operating expenses	124	434	0.5	133	391	0.5
Ordinary income		7,303	10.0		8,698	10.5
VII. Extraordinary income						
1. Gain on credit collections	37			29		
2. Gain on sales of investment securities	8			-		
3. Gain on reversal of bad debt reserve	-	45	0.0	62	92	0.1
VIII. Extraordinary expenses						
1. Loss on retirement of fixed assets	2			26		
2. Loss on sales of fixed assets	-			267		
3. Losses on valuation of investment securities	107			79		
4. Losses on sales of investment securities	-			150		
5. Losses on valuation of memberships	25			5		
6. Losses of sales of menberships	-			62		
7. Loss resulting from change in retirement benefit accounting standard	3	139	0.2	-	592	0.7
Net income before taxes		7,209	9.8		8,198	9.9
Corporate, inhabitant and enterprise taxes	3,150			3,472		
Deferred taxes	(-) 181	2,968	4.0	(-) 8	3,463	4.2
Net income		4,240	5.8		4,735	5.7
Unappropriated retained earnings brought forward from the previous year		435			457	
Retirement of treasury stocks		1,128			-	
Unappropriated retained earnings for the year		3,547			5,193	

(iii) Statements of appropriation of retained earnings

(million yen)

Term / Accounts	The 25th business year ended March 31, 2001 (As of June 28, 2001) Amount		The 26th business year ended March 31, 2002 (As of June 27, 2002) Amount	
I. Unappropriated retained earnings at the end of the year		3,547		5,193
II. Deductions from retained earnings				
1. Earned surplus reserve	45		-	
2. Dividends	444		489	
3. Voluntary reserve				
General reserve	2,600	3,090	4,000	4,489
III. Unappropriated retained earnings carried forward		457		704

(iv) Accompanying detailed statements

a. Detailed statement of securities

(Translation omitted)

b. Detailed statement of tangible fixed assets, etc.

(Translation omitted)

c. Detailed statement of capital, etc.

(Translation omitted)

d. Detailed statement of allowances and reserves

(Translation omitted)

(2) Contents of Principal Assets and Liabilities

(i) Current assets

a. Cash and deposits

(Translation omitted)

b. Notes receivable

(Translation omitted)

c. Accounts receivable – trade

(Translation omitted)

d. Accounts receivable – installment sales

(Translation omitted)

e. Operating loans

(Translation omitted)

f. Merchandise

(Translation omitted)

g. Supplies

(Translation omitted)

(ii) Current liabilities

a. Notes payable

(Translation omitted)

b. Trade accounts payable

(Translation omitted)

(iii) Fixed liabilities

(Translation omitted)

(3) Others

There is nothing to be specially stated.

VI. OUTLINE OF HANDLING OF SHARES OF THE COMPANY

<table>
<tr><td>Date of the closing of accounts:</td><td colspan="2">March 31 of each year</td><td colspan="2">Ordinary General Meeting of Shareholders:</td><td colspan="2">During June of each year</td></tr>
<tr><td>Period of suspension of entries in the register of shareholders:</td><td colspan="2">Not applicable.</td><td colspan="2">Record date:</td><td colspan="2">March 31 of each year</td></tr>
<tr><td rowspan="2">Denominations of share certificates:</td><td colspan="2" rowspan="2">10,000 shares
1,000 shares
100 shares</td><td colspan="2">Record date for interim dividends:</td><td colspan="2">September 30 of each year</td></tr>
<tr><td colspan="2">Number of shares constituting one unit of shares:</td><td colspan="2">100 shares</td></tr>
<tr><td rowspan="4">Registration of transfers of shares:</td><td>Place of business:</td><td colspan="5">The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo</td></tr>
<tr><td>Transfer agent:</td><td colspan="5">The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo</td></tr>
<tr><td>Transmitting offices:</td><td colspan="5">Branch offices throughout Japan of
The Mitsubishi Trust and Banking Corporation</td></tr>
<tr><td>Fee for the registration of a transfer of shares:</td><td colspan="2">Free of charge</td><td colspan="2">Fee for the delivery of a share certificate:</td><td>Free of charge</td></tr>
<tr><td rowspan="4">Purchase of shares constituting less than one unit of shares:</td><td>Place of business:</td><td colspan="5">The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo</td></tr>
<tr><td>Agent:</td><td colspan="5">The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo</td></tr>
<tr><td>Transmitting offices:</td><td colspan="5">Branch offices throughout Japan of
The Mitsubishi Trust and Banking Corporation</td></tr>
<tr><td>Purchase fee:</td><td colspan="5">An amount equivalent to brokerage commissions of shares as specified separately</td></tr>
<tr><td>Newspaper for giving public notices:</td><td colspan="6">The Nihon Keizai Shimbun</td></tr>
<tr><td>Special benefits to shareholders:</td><td colspan="6">There is nothing to be specially stated.</td></tr>
</table>

VII. REFERENCE INFORMATION ON THE COMPANY

The following documents were filed during the period from the first day of the business year under review to the day on which this Securities Report is filed:

(1) Report on the State of Purchase of Own Shares:

Filed with the Director General of the Kanto Local Finance Bureau on April 5, 2001

(2) Securities Report and its Attachments for the 25th business year from April 1, 2000 to March 31, 2001:

Filed with the Director General of the Kanto Local Finance Bureau on June 28, 2001

(3) Report on the State of Purchase of Own Shares:

Filed with the Director General of the Kanto Local Finance Bureau on June 28, 2001

(4) Correction to Shelf Registration Statement (Straight Bonds):

Filed with the Director General of the Kanto Local Finance Bureau on July 10, 2001

(5) Extraordinary Report:

Filed with the Director General of the Kanto Local Finance Bureau on December 21, 2001

This is an extraordinary report under Article 19, paragraph 2, item 19 (later important fact) of the Ministerial Ordinance Concerning Disclosure of Corporate Information.

(6) Semi-Annual Securities Report for the 26th business year covering the period from April 1, 2001 to September 30, 2001:

Filed with the Director General of the Kanto Local Finance Bureau on December 26, 2001

(7) Securities and its Attachments (Convertible Bonds)

Filed with the Director General of the Kanto Local Finance Bureau on March 19, 2002

(8) Correction to Securities

Filed with the Director General of the Kanto Local Finance Bureau on March 22, 2002

This is a correction notice with regard to the Securities Registration Statement filed on March 19, 2002

(9) Correction to Securities and its Attachments

Filed with the Director General of the Kanto Local Finance Bureau on March 22, 2002

This is a correction notice with regard to the Securities Registration Statement filed on March 19, 2002 and the correction notice filed on March 22, 2002 with regard to the Securities Registration Statement and its Attachments.

PART II INFORMATION ON THE GUARANTOR FOR THE COMPANY, ETC.

There is nothing to be specially stated.